RESULTS OF SHAREHOLDER MEETING
VIRTUS EQUITY TRUST
June 23, 2010
(Unaudited)


At a special meeting of shareholders of Virtus Small-Cap Growth Fund, a former series of Virtus Equity Trust, held on June 23, 2010, shareholders voted on the following proposal:

To approve an Agreement and Plan of
Reorganization to merge
Virtus Small-Cap Growth
Fund, a former series of
Virtus Equity Trust
into Virtus Small-Cap
Sustainable Growth Fund,
a series of Virtus Equity Trust

Number of Eligible Shares Voted:

            For             Against               Abstain
        1,059,885.661      49,895.882            44,681.002


Shareholders of the Fund approved the above proposal.